EXHIBIT 11

                      ARAMARK CORPORATION AND SUBSIDIARIES
                 COMPUTATION OF FULLY DILUTED EARNINGS PER SHARE
                                   (Unaudited)
                      (In thousands, except per share data)

                                                 Three Months Ended
                                          ----------------------------------
                                          December 29,          December 30,
                                              1995                 1994
                                          ------------          ------------
Earnings:
Net Income                                   $24,989               $20,753
Preferred stock dividends                       (249)                 (257)
                                             -------               -------
Earnings applicable to common stock          $24,740               $20,496
                                             =======               =======
Shares:
Weighted average number of common
   shares outstanding (1) under the
   ARAMARK Ownership Plan                     44,924                45,723
Impact of potential exercise opportunities     2,702                 3,499
                                             -------               -------
         Total common and common
           equivalent shares                  47,626                49,222
                                             =======               =======

Fully diluted earnings per common share (2)     $.52                  $.42
                                                ====                  ====


(1) Includes Class B plus Class A Common Shares stated on a Class B Common Share Equivalent Basis.

(2)    Primary and fully diluted earnings per share are approximately the same.